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                     [Letterhead of Aearo Technologies Inc.]


                                 March 24, 2006

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn: Jennifer R. Hardy

         Re:      Aearo Technologies Inc.
                  Registration Statement on Form S-1
                  Filed November 22, 2005 and Amended January 10, 2006 and January 23, 2006
                  File No. 333-129880


Dear Ms. Hardy:

     The undersigned, as Chief Financial Officer, Senior Vice President and Secretary of Aearo Technologies Inc. (the "Company"), hereby informs the Securities and Exchange Commission (the "Commission") that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement (No. 333-129880), including all amendments and exhibits thereto.

     Therefore, the Company hereby requests that the Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities and Exchange Act of 1933, as amended (the "Securities Act"). This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

     The Company requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Steven Khadavi, at (212) 415-9376. Thank you for your courtesy and cooperation in this matter.






                                  Very truly yours,

                                  AEARO TECHNOLOGIES INC.

                                  /s/ Jeffrey S. Kulka
                                  --------------------

                                  Jeffrey S. Kulka
                                  Chief Financial Officer, Senior Vice President and Secretary